Exhibit 1

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR

DISSEMINATION IN THE UNITED STATES

Denison Mines Announces $13 Million Bought Deal Offering of Flow-Through Common Shares

July 24, 2014

Denison Mines Corp. (“Denison” or the “Company”) (DML-T;DNN-A) is pleased to announce that it has entered into an agreement with Dundee Securities Ltd. on behalf of a syndicate including Paradigm Capital Inc., Raymond James Ltd., Scotiabank, BMO Capital Markets and Cormark Securities Inc. (together, the “Underwriters”) under which the Underwriters have agreed to purchase, on a “bought deal” private placement basis, 8,050,000 flow-through common shares of the Company (the “Flow-Through Shares”) at a price of C$1.62 per Flow-Through Share for total gross proceeds of C$13,041,000 (the “Offering”). The Underwriters have been granted the option to purchase up to an additional 15% of the number of Flow-Through Shares issuable in the Offering, exercisable in whole or in part at any time up to 48 hours prior to the closing of Offering. The Underwriters will seek to arrange for substituted purchasers for the Flow-Through Shares in one or more provinces of Canada.

The closing of the Offering is expected to occur on or about August 12, 2014 and is subject to the completion of formal documentation and receipt of regulatory approvals, including the approval of the Toronto Stock Exchange and the NYSE MKT LLC.

The Company intends to use the gross proceeds of the Offering for “Canadian exploration expenses” (within the meaning of the Income Tax Act (Canada)) related to the Company’s Canadian uranium mining exploration projects. The Company will agree to renounce such Canadian Exploration Expenses with an effective date of no later than December 31, 2014.

About Denison

Denison is a uranium exploration and development company with interests in exploration and development projects in Canada, Zambia, Mali, Namibia, and Mongolia. Including the high grade Phoenix deposits, located on its 60% owned Wheeler project, Denison’s exploration project portfolio includes 42 projects and totals approximately 483,000 hectares in the Eastern Athabasca Basin region of Saskatchewan. Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture, which includes several uranium deposits and the McClean Lake uranium mill, one of the world’s largest uranium processing facilities, plus a 25.17% interest in the Midwest deposit and a 60% interest in the J-Zone deposit on the Waterbury property. Both the Midwest and J Zone deposits are located within 20 kilometres of the McClean Lake mill. Internationally, Denison owns 100% of the conventional heap leach Mutanga project in Zambia, 100% of the uranium/copper/silver Falea project in Mali, a 90% interest in the Dome project in Namibia, and an 85% interest in the in-situ recovery projects held by the Gurvan Saihan joint venture in Mongolia.

Denison is engaged in mine decommissioning and environmental services through its DES division and is the manager of Uranium Participation Corporation, a publicly traded company which invests in uranium oxide and uranium hexafluoride.

Cautionary Statements

This news release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein in the United States. The securities described herein have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent an exemption from the registration requirements of such Act.

Certain information contained in this press release constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”.

Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in this press release should not be unduly relied upon. This information speaks only as of the date of this press release. In particular, the forward-looking information contained herein relates to the expectations of Denison to complete the Offering, the proposed use of proceeds of the Offering and the expected closing date of the Offering.

There can be no assurance that such statements will prove to be accurate, as the outcome of the proposed Offering and future events could differ materially from those anticipated in this forward-looking information as a result of the factors discussed in or referred to under the heading “Risk Factors” in Denison’s Annual Information Form dated March 14, 2014 available at http://www.sedar.com, and in its Form 40-F available at http://www.sec.gov/edgar.shtml.

Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being, exhaustive. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison’s expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources: This press release may use the terms “measured”, “indicated” and “inferred” mineral resources. Persons in the United States are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. Persons in the United States are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. Persons in the United States are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

Denison Mines Corp.

TEL: (416) 979-1991 ext 232

Ron Hochstein, President and CEO

TEL: (604) 689-7842

Sophia Shane, Investor Relations